Steven M. Skolnick Partner	One Lowenstein Drive Roseland, New Jersey 07068

T: 973 597 2476
F: 973 597 2477
E: sskolnick@lowenstein.com

May 9, 2018

Russell Mancuso

Branch Chief

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

Attention: Jeffrey Gabor

Re:	Provention Bio, Inc.
Draft Registration Statement on Form S-1
Submitted February 12, 2018
CIK No. 0001695357

Dear Mr. Gabor:

On behalf of Provention Bio, Inc. (the “Company”), we are hereby responding to the letter, dated March 13, 2018 (the “Comment Letter”), regarding the Company’s draft Registration Statement on Form S-1, submitted on February 12, 2018 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement on Form S-1, the Company is revising and publicly filing the registration statement with the Commission (the “Revised Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff in response to the Draft Registration Statement on Form S-1, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Revised Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Russell Mancuso	May 9, 2018

Prospectus Summary, page 4

1.	Throughout your summary and registration statement you reference clinical trials that have been performed as de-risked with respect to safety and proof of mechanism or proof of concept. Please clarify if the trials performed by the licensor were preclinical, Phase I, II or III. Additionally, safety and efficacy are determinations within the exclusive authority of the FDA or equivalent foreign regulators. It is not appropriate to indicate that the trials demonstrated safety.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 1 of the Revised Registration Statement and elsewhere, as appropriate, in response to the Staff’s comment.

2.	Please explain the term “translational” with respect to “translational and early stage development,” “translational-stage clinical trials” and “translational medicine.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 1 of the Revised Registration Statement and elsewhere, as appropriate, in response to the Staff’s comment. The Company further advises that “translational” refers to late pre-clinical studies leading to initial human studies.

3.	The term “de-risked” appears to imply that your access to data from previous trials performed by other parties has eliminated your risk related to your product candidates. If accurate, you may disclose that administration of a product candidate was well tolerated or resulted in no serious adverse events. However, it is not appropriate to imply that the risk related to safety and/or efficacy has been eliminated. Please review the registration statement to eliminate the use of the term “de-risked.” If you choose to say that the product candidate was well tolerated in previous clinical trials or that there were no serious adverse events, please disclose how many clinical trial participants received the product candidate, the length of the trials and dosing amounts. Additionally, disclose any differences between your planned clinical trials and the ones previously performed and clarify that prior results are not necessarily predictive of the outcome of future trials.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 1 of the Revised Registration Statement and elsewhere, as appropriate, in response to the Staff’s comment.

Russell Mancuso	May 9, 2018

4.	We note your references to Vactech and Janssen with respect to your “substantial partnering experience.” It appears from your agreements that you have purchased licenses from Vactech and Janssen, have agreed to engage in further activities to further develop the products, will make milestone payments to the extent your efforts demonstrate success and will pay royalties if you are successful in obtaining approval and commercializing the products. It does not appear that Vactech and Janssen are agreeing to participate in the further development of your product candidates by providing funding or significant services. Please explain why you believe the description of these parties as partners is appropriate or revise your registration statement to describe these arrangements as licensing arrangements, rather than partnerships.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 103 of the Revised Registration Statement. The Company further advises the Staff that MacroGenics, Vactech and Janssen’s affiliate JJDC each have equity interests in the Company. In addition, JJDC maintained a seat on the Company’s Board of Directors, which JJDC relinquished on May 3, 2018, but has the right to reclaim the seat, and Vactech has Board observer rights up until the time of our initial public offering.

The proceeds from this offering will only fund our operations for a limited time..., page 13

5.	We note your disclosure that the proceeds from the offering and existing cash will be sufficient to fund your operations for approximately 24 months from the date of the offering. This information is inconsistent information on page 75 which states that the proceeds from the offering and your current cash are sufficient to meet your financial needs for at least 12 months from the date of the offering. Please revise your disclosure to ensure consistency throughout your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 13 and 76 of the Revised Registration Statement and elsewhere, as appropriate, in response to the Staff’s comment.

We are a biopharmaceutical company with a limited operating history, page 13

6.	Please explain the term “semi-virtual” and describe any risks related to this status. For example, any risks related to confidential materials, cyber security, etc.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure and provided additional disclosure on page 12 of the Revised Registration Statement and elsewhere, as appropriate, in response to the Staff’s comment. The Company further advises that it does not lease or own any corporate office or laboratory space and all employees work remotely. The Company outsources functions such as information technology and payroll. The Company believes it has the proper security and controls in place to protect its confidential information.

Russell Mancuso	May 9, 2018

Even though we may apply for orphan drug designation for a product candidate..., page 13

7.	Please clarify whether you believe any of your current product candidates qualify for an orphan drug designation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure and provided additional disclosure on page 30 of the Revised Registration Statement in response to the Staff’s comment. The Company further advises the Staff that PRV-300 may qualify for orphan drug designation.

We depend entirely on the success of our product candidates, which have not yet demonstrated efficacy..., page 15

8.	We note your statement that you have submitted your “clinical trial protocols and are awaiting approvals from the regulatory authorities....” Please summarize the nature and extent of your communications, if any, with the FDA regarding your product candidates and clinical trials, and specifically note whether you have an active IND for any of your upcoming clinical trials or have submitted an IND application.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure and provided additional disclosure on page 14 of the Revised Registration Statement in response to the Staff’s comment.

Use of Proceeds, page 44

9.	Please revise the discussion to separately identify the amounts you intend to allocate to each of your product candidates, and identify the stage of development you expect to achieve with the proceeds of the offering for each. To the extent you expect to begin particular stage of development but do not expect to complete it, please indicate that you will need to raise additional funding to complete that stage of development. As the total proceeds will vary, depending on whether you sell the minimum or maximum number of shares indicates, please indicate the order of priority such uses and specifically address how your plans will change if you sell the minimum number of shares. Please refer to Instruction 1 to Item 504 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 44 of the Revised Registration Statement in response to the Staff’s comment.

Russell Mancuso	May 9, 2018

Capitalization, page 46

10.	Please provide a description of pro forma measures you plan to present on a minimum and maximum basis. In addition, state, if true, that the warrants will be accounted for as equity upon the IPO. If not, tell us why, in light of the fact that they will become exercisable for the purchase of common stock upon completion of the IPO.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 46 of the Revised Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that the warrants to purchase Series A Preferred Stock will convert to warrants to purchase common stock upon completion of the offering and will be accounted for as equity upon completion of the offering.

11.	You indicate that your table on page 46 presents cash and cash equivalents and capitalization on an actual, pro forma and pro forma as adjusted basis. The columns provided in your table, however, do not match this description. Please revise, as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 45 and 46 of the Revised Registration Statement in response to the Staff’s comment.

Clinical Proof of Mechanism for PRV-6527, page 53

12.	We note that three clinical trials were completed for PRV-6527. For each of the clinical trials discussed in this section, please disclose the date(s) of the trials and the location; patient information number of patients, duration of treatment, dosage information and the data providing evidence of proof of concept.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure and provided additional disclosure on page 53 of the Revised Registration Statement in response to the Staff’s comment.

Clinical Safety of PRV-300, page 59

13.	We note your statement in this section that “PRV-300 was generally safe....” Please remove statements suggesting that your product candidates are safe or effective as approval by the FDA and other regulatory agencies is dependent on such agencies making this determination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure and provided additional disclosure on page 60 of the Revised Registration Statement in response to the Staff’s comment.

Russell Mancuso	May 9, 2018

Safety, Pharmacology and Proof of Mechanism for PRV-300, page 59

14.	For the clinical trial(s) discussed in this section, please disclose the date(s) of the trials and the location, the number of patients, duration of treatment, and dosage information.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure and provided additional disclosure on page 59 of the Revised Registration Statement, in response to the Staff’s comment.

Intellectual Property, page 68

15.	For each of your material patents, please disclose (1) the specific product(s) to which such patents or patent applications relate; (2) whether the patents are owned or licensed from third parties, and if so, from whom; (3) the type of patent protection; (4) patent expiration dates and expected expiration dates for patent applications; and (5) the jurisdictions where patents are issued and patent applications are pending.

Response: The Company respectfully acknowledges the Staff’s comment and has provided additional disclosure regarding its material patents on page 77 of the Revised Registration Statement in response to the Staff’s comment.

Vactech License, page 68

16.	Please quantify the value of the two million shares you granted to Vactech at the time of grant.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 76 of the Revised Registration Statement in response to the Staff’s comment. The Company further advises that the value of the shares at the time of grant were approximately $1.70 per share for a total of $3.4 million.

Russell Mancuso	May 9, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, page 77

17.	Please revise to disclose the following information. You may cross-reference to the extent that this, or other material information relevant to share-based compensation, is provided elsewhere in the preliminary prospectus.

●	The methods that management used to determine the fair value of the company’s shares and the nature of the material assumptions involved;
●	The extent to which the estimates are considered highly complex and subjective; and
●	The estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure and provided additional disclosure on page 90 of the Revised Registration Statement and elsewhere, as appropriate, in response to the Staff’s comment.

18.	Once you have an estimated offering price or range, please provide us an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment. Once an estimate price range has been determined, the Company will supplementally provide the Staff with an analysis explaining the reasons for the difference between the most recent valuations of its common stock leading up to the IPO and the estimated offering price.

General

19.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, to date, the Company has not provided, and does not intend to provide potential investors with any written communications as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act. The Company will provide the Staff with copies of any written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not investors retain copies of the communications.

Russell Mancuso	May 9, 2018

20.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not currently intend to include any graphic, visual, or photographic information in the prospectus other than those that are included in the Registration Statement. If, following the date of this letter, the Company determines to include additional graphic, visual, or photographic information in the prospectus, it will provide proofs to the Staff prior to its use.

Any questions regarding the contents of this letter or the Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick
Steven M. Skolnick

cc: Ashleigh Palmer